SHARPLINK GAMING LTD.

333 Washington Avenue North

Suite 104

Minneapolis, Minnesota 55401

September 29, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone

Re: SharpLink Gaming Ltd.
Registration Statement on Form S-1
File No. 333- 272652

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SharpLink Gaming Ltd. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-272652), as amended (the “Registration Statement”), so that it may become effective at 4:30 P.M. Eastern Time on September 29, 2023, or as soon as practicable thereafter.

Best Regards,

SHARPLINK GAMING LTD.

/s/ Rob Phythian
Rob Phythian
Chief Executive Officer

cc: Tahra Wright, Esq., Loeb & Loeb LLP

Page 1 of 1